Prospectus Supplement Dated March 10, 1999



                       [TUMBLEWEED LOGO]



     This supplement amends our Prospectus dated September 9, 1998, to inform you about events relevant to our business that have occurred since that date. We have also included the financial information that we reported in our quarterly 10-Q report for the fiscal quarter ended September 30, 1998.

Completion of Our Public Offering and Our Reorganization

     On January 11, 1999, Tumbleweed, Inc. completed its initial public offering of common stock. We sold 777,137 shares at the offering price of $10 per share. We sold the shares in a direct offering to the public, raising a total of $7,771,370.

     On January 1, 1999, the merger of Tumbleweed, LLC into Tumbleweed, Inc. became effective. The merger was the means by which we converted Tumbleweed, LLC, which owned the assets used in our business, into a corporation for purposes of the stock offering. When the merger took effect, the membership interests of the approximately 80 former members of Tumbleweed, LLC were converted into a total of 5,105,000 shares of common stock of
Tumbleweed, Inc.   Former Class B members of Tumbleweed, LLC also
paid additional cash contributions of $747,500 shortly before the merger took effect, as required by the Tumbleweed, LLC operating agreement. We describe the merger in greater detail in the "History and Pending Reorganization" section of the Prospectus.

     We used $7,043,366 of the proceeds from the stock offering to repay a bank loan in full. The former Class A members of Tumbleweed, LLC, including certain directors and officers of the Company, incurred this indebtedness as part of the financing for the January 1995 acquisition of the Tumbleweed business by Tumbleweed, LLC. The indebtedness had been accounted for as
redeemable members' equity of Tumbleweed, LLC.    We will use the
remaining offering proceeds, plus the additional cash contributions received in the merger, to pay offering expenses. Offering expenses incurred to date total approximately $1,000,000. We did not pay commissions or other underwriting expenses in connection with the offering.

     Following the merger and the initial public offering, we now have 5,882,173 shares of common stock issued and outstanding.

New Restaurants

     Since September 9, 1998, seven Tumbleweed restaurants have opened in the following locations:

          *     Company-owned restaurants in Columbus and Springfield,
                Ohio.

          * Franchised restaurants in Clarksville and Hermitage, Tennessee and in Seymour, Indiana

          *     Licensed restaurants in Germany and Jordan.

     As a result of these new restaurant openings, we now own, franchise or license a total of 44 Tumbleweed Restaurants. We own and operate 25 restaurants and franchise 14 restaurants in Kentucky, Ohio, Illinois, Indiana, Wisconsin and Tennessee. We license five restaurants outside of the United States, three in Germany and one each in Saudi Arabia and Jordan.

Application for Listing on the Nasdaq Stock Market

     We have applied for listing our common stock on the Nasdaq National Market. Nasdaq has reserved the trading symbol TWED for us. Although we believe we meet the quantitative requirements for listing on the Nasdaq National Market and have no reason to believe our listing application will not be accepted, we cannot assure you that Nasdaq will accept our application for listing our common stock on the National Market.

     Pending approval of our Nasdaq listing application, bid and asked quotations for Tumbleweed shares are reported on the OTC
Bulletin Board under the trading symbol TWED.

  BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table presents the number of shares of Common Stock beneficially owned as of February 1, 1999, by (i) each person we know to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each of our directors, (iii) each of our executive officers named in the Summary Compensation Table on page 49 of the Prospectus; and (iv) all of our officers and directors as a group. A person beneficially owns shares if the person has or shares voting or investment power with respect to the shares or has the right to acquire such power within 60 days. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to the listed number of shares.


                                                     Amount and Nature
                                                  of Beneficial Ownership

                 Name and Address of                Number      Percentage
                  Beneficial Owner                of Shares      of Class


Non-Directors     TW Funding, LLC                 400,000(1)       6.8%
                  1900 Mellwood Avenue
                  Louisville, KY 40206

                  Gerald A. Mansbach(2)           498,002          8.5%
                  Mashback Metal Co.
                  1900 Front Street
                  Ashland, KY 41101

                  Richard J. Reeves               358,140(3)       5.1%
                  13108 Settlers Point Road
                  Goshen, KY 40026

Directors         John A. Butorac, Jr.          1,716,439(4)      29.2%
and               1900 Mellwood Avenue
Executive         Louisville, KY 40206
Officers
                  James M. Mulrooney            1,285,574         21.9%
                  1900 Mellwood Avenue
                  Louisville, KY 40206

                  George Keller                   618,501(5)      10.5%
                  4201 Paoli Pike
                  Floyd Knobs, IN 47119

                  David M. Roth                   773,177(6)      13.1%
                  1230 Liberty Bank Lane
                  Suite 200
                  Louisville, KY 40222-5763

                  Minx M. Auerbach                151,420(7)       2.6%

                  Lewis Bass                       70,001(8)       1.2%

                  W. Roger Drury                   23,868             *

                  Terrance Smith                    3,001             *

                  John Brewer                       4,010(9)          *

                  All current directors and     3,843,091(10)     65.3%
                  executive officers as a
                  group (9 persons)
________________
*    Indicates less than 1%.

(1) Messrs. Butorac, Mulrooney, Roth and Mansbach share voting power with respect to the shares held by TW Funding. Each of their individual totals include all 400,000 of these shares.

(2)  Mr. Mansbach is the brother of Ms. Auerbach, who is a director.

(3) Mr. Reeves is trustee for a private trust that beneficially owns 258,140 shares. Mr. Reeves' total includes 60,000 shares held by TW Funding and allocated to him based on his relative beneficial ownership interest in TW Funding.

(4)  Mr. Butorac and his wife jointly own 934,721 shares.  Mr.
     Butorac's wife also owns 400,595 of the listed shares as trustee for their children.

(5) Mr. Keller owns 1,000 shares as trustee for a personal trust. His wife owns 3,000 as trustee under trusts for Mr. Keller and their children.

(6) Mr. Roth's wife owns 147,673 of the listed shares. Mr. Roth's total also includes 157,736 shares owned by entities controlled by members of his family.

(7) Ms. Auerbach owns 151,419 of these shares as trustee for a family trust.

(8)  Includes 7,000 shares owned by a family trust.

(9) Includes 4,000 shares held by TW Funding and allocated to Mr. Brewer based on his relative ownership interest in TW Funding.

(10) Shares held by TW Funding have been included once in the shares beneficially owned by the group.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                        September 30, 1998

Preliminary Note Regarding Forward-Looking Statements

     We make various forward-looking statements about our business in the following discussion. When making these forward-looking statements, we use words such as expects, believes, estimates, anticipates, plans and similar expressions to identify them. We also identify important cautionary factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements include the availability and cost of financing and other events that affect our restaurant expansion program, changes in food and other costs, changes in national, regional or local economic conditions, changes in consumer tastes, competitive factors such as changes in the number and location of competing restaurants, the availability of experienced management and hourly employees, and other factors set forth below and in "Risk Factors" beginning on page 11 of the Prospectus.

Results of Operations

     The following table sets forth the percentage relationship to total revenues of certain income statement data, except where noted, for the periods indicated



                                     Nine Months Ended     Three Months Ended
                                       September 30,          September 30,
                                       1998     1997         1998     1997
Revenues:
 Restaurant sales                      94.5%    93.5%        94.8%    94.7%
 Commissary sales                       2.4      3.6          2.2      2.5
 Franchise fees and royalties           1.8      1.6          1.6      1.6
 Other revenues                         1.3      1.3          1.4      1.2
                                      _____    _____        _____    _____
    Total revenues                    100.0    100.0        100.0    100.0


Operating expenses:
 Restaurant cost of sales(1)           29.1     29.6         29.3     29.7
 Commissary cost of sales(2)           86.2     89.2         87.6     89.1
 Restaurant operating expenses (1)     51.5     50.0         51.0     48.6
 Selling, general and administrative    9.7      9.9          9.0     10.6
 Depreciation and amortization          3.3      3.2          3.3      3.1
 Preopening amortization                1.7      2.0          2.1      1.7
                                       ____     ____         ____     ____
Total operating expenses               93.0     92.7         92.4     91.8
                                       ____     ____         ____     ____
Income from operations                  7.0      7.3          7.6      8.2
Interest expense, net                  -2.0     -1.5         -2.1     -1.3
                                       ____     ____         ____     ____
    Net Income                          5.0%     5.8%         5.5%     6.9%

Historical net income                   5.0%     5.8%         5.5%     6.9%
Unaudited pro forma income taxes (3)   -1.8     -2.1         -2.0     -2.5
                                       ____     ____         ____     ____
 Unaudited pro forma net income         3.2%     3.7%         3.5%     4.4%
____________________
(1)   As percentage of restaurant sales.
(2)   As percentage of commissary sales.
(3) The unaudited pro forma income taxes reflect the effect of Reorganization on the historical net income assuming the Company was taxed as a C corporation for income tax purposes with an assumed combined federal and state effective tax rate of 36%.

 Comparison of the Nine Month Periods Ended September 30,1998 and 1997

     Total revenues increased by $8,845,218 or 40.3% for the nine months ended September 30, 1998 compared to the same period in 1997. The increase in total revenues reflects the opening of eight additional Company-owned restaurants since September 30, 1997. Restaurant sales at Company-owned restaurants increased $8,542,058 or 41.6% for the nine months ended September 30, 1998 compared to the same period in 1997. Company-owned same store sales decreased by 0.3% for the nine months ended September 30, 1998.

     Commissary sales decreased by $32,784 or 4.2% for the nine months ended September 30, 1998, compared to the same period in 1997. This was primarily due to the decision to discontinue commissary sales of products not manufactured by the commissary.

     Franchise fees and royalties increased by $209,698 or 58.7% for the nine months ended September 30, 1998, compared to the same period in 1997. The increase was due primarily to $70,000 in franchise fees received upon the opening of two new franchised restaurants, $23,250 in territory fees received from international operations and additional royalties from three franchised restaurants opened since September 30, 1997.

     Other revenues increased by $126,246 or 45.0% for the nine months ended September 30, 1998 compared to the same period in 1997, primarily due to an increase in volume related purchasing rebates of approximately $141,000 and monies from the Ohio Bureau of Workers' Comp representing a return of invested premiums by the State of Ohio totaling approximately $143,000 in 1998. The increases were offset in part by $178,000 in insurance proceeds received in 1997.

     Restaurant cost of sales increased by $2,398,036 or 39.5% for the nine months ended September 30, 1998, compared to the same period in 1997. The increase was principally due to the opening of eight additional Company-owned restaurants. Restaurant cost of sales decreased as a percentage of sales by 0.5% to 29.1% for the nine months ended September 30, 1998 compared to 29.6% for the same period in 1997. This decrease resulted primarily from improved operating efficiencies in the commissary and lower product costs at restaurant level.

     Commissary cost of sales decreased $52,154 or 7.4% for the nine months ended September 30, 1998 compared to the same period in 1997. The decrease was primarily due to the decision to discontinue commissary sales of products not manufactured by the commissary. As a percentage to sales commissary cost of sales decreased 3.0%. This was due to lower ingredient costs for products sold by the commissary.

     Restaurant operating expenses increased by $4,696,756 or 45.7% in the nine months ended September 30, 1998 compared to the same period in 1997. The increase reflects the addition of eight Company-owned restaurants. Operating expenses increased as a percentage of restaurant sales to 51.5% for the nine months ended September 30, 1998 compared to 50.0% for same period in 1997 primarily due to a 1.4% increase in freight and a 0.6% increase in restaurant level promotional costs. These costs were offset in part by a 0.6% decrease in labor costs.

     Selling, general and administrative expenses increased by $820,259 or 37.7% for the nine months ended September 30, 1998 compared to the same period in 1997. The increase was due in part to the addition of management and staff personnel during the nine months of 1998 to support the growing restaurant base. Because of the Company's restaurant growth plans management expects selling, general and administrative expenses to continue to increase during 1998 in absolute dollars.

     Preopening amortization increased $99,891 or 22.8% for the nine months ended September 30, 1998 compared to the same period in 1997. The increase is due to the opening of eight additional
Company-owned restaurants since September 30, 1997.

     Depreciation and amortization expense increased $328,894 or 47.3% in the nine months ended September 30, 1998 compared to the same period in 1997 due primarily to the addition of eight
Company-owned restaurants.

     Net interest expense increased $288,569 or 91.1% for the nine months ended September 30, 1998 compared to the same period in 1997. The increase resulted from increased borrowings to fund the growth in Company-owned restaurants.

     The pro forma adjustment provides for statutory federal and state tax rates then in effect as though the Company had been subject to corporate income taxes for the periods presented. The combined effective tax rate is 36% for the nine months ended September 30, 1998 and 1997.

     As a result of the factors discussed above, pro forma net income in the nine months ended September 30, 1998 increased $169,579 or 20.7% compared to the same period in 1997. Pro forma net income per share increased to $0.19 or 20.7% in the first nine months of 1998 from $.16 in the first nine months of 1997.

Comparison of the Three Month Periods Ended September 30, 1998 and 1997

     Total revenues increased by $3,394,278 or 44.0% for the three months ended September 30, 1998 compared to the same period in 1997. The increase in total revenues reflects the opening of eight additional Company-owned restaurants. Restaurant sales at Company-owned restaurants increased $3,216,081 or 44.1% for the three months ended September 30, 1998 compared to the same period in 1997, and Company-owned same store sales decreased 1.5% for the three months ended September 30, 1998.

     Commissary sales increased by $59,866 or 31.6% for the three months ended September 30, 1998 compared to the same period in 1997. The increase is primarily due to the opening of three franchised and two international licensed restaurants since September 1997.

     Franchise fees and royalties increased by $56,802 or 45.3% for the three months ended September 30, 1998 compared to the same period in 1997. The increase was due primarily to $18,000 of territory fees received from the international franchise operations and additional royalties of $38,800 from the opening of three domestic franchise restaurants since September 30, 1997.

     Other revenue increased by $61,529 or 64.3% for the three months ended September 30, 1998 compared to the same period in 1997. The increase is partially due to an increase in volume related purchasing rebates during the first three months of approximately $25,000. There was also an increase in miscellaneous income of approximately $27,000 from the health insurance loss participation program and the school queso program. The Company sold its investment in TW-Tennessee in 1998 which included a gain of approximately $58,200. The 1997 results include insurance proceeds received during the same period of 1997 of approximately $41,400.

     Restaurant cost of sales increased by $913,354 or 42.1% for the three months ended September 30, 1998 compared to the same period in 1997, principally due to having eight additional Company-owned restaurants open during the quarter. Restaurant cost of sales decreased as a percentage of sales by .4% to 29.3% for the three months ended September 30, 1998 compared to the same period in 1997. This decrease is primarily the result of improved operating efficiencies in the commissary and lower product costs at restaurant level.

     Commissary cost of sales increased $49,714 or 29.5% for the three months ended September 30, 1998 compared to the same period in 1997, primarily due to the addition of three franchise restaurants and two international licensed restaurants.
Commissary cost of sales as a percentage of commissary sales decreased 1.5%. This decrease is primarily due to lower ingredient costs for products sold.

     Restaurant operating expenses increased by $1,814,219 or 51.1% in the three months ended September 30, 1998 compared to the same period in 1997, principally due to having eight additional Company-owned restaurants open. Operating expenses increased as a percentage of restaurant sales to 51.0% from 48.6% for the three months ended September 30, 1998 compared to the same period in 1997, primarily due to a 1.6% increase in freight and a .9% increase in restaurant level promotional costs.

     Selling, general and administrative expenses increased by $180,467 or 22.0% for the three months ended September 30, 1998 compared to the same period in 1997 due in part to the Company expanding its management and staff throughout 1998 reflecting the increased level of support necessary to support the growing restaurant base. The Company also increased advertising expense approximately $43,000 for the three months ended September 30, 1998 compared to the same period in 1997. Because of the Company's restaurant growth plans management expects these expenses to continue to increase during 1998 in absolute dollars.

     Preopening amortization increased $102,241 or 79.8% for the three months ended September 30, 1998 compared to the same period in 1997, due primarily to the addition of eight Company-owned restaurants since September 30, 1997.

     Depreciation and amortization expense increased $126,625 or 52.2% in the three months ended September 30, 1998 compared to the same period in 1997 due primarily to the addition of eight
Company-owned restaurants since September 30, 1997.

     Net interest expense increased $126,612 or 127.2% for the three months ended September 30, 1998 compared to the same period in 1997. The increase resulted from increased borrowings to fund the growth in Company-owned restaurants.

     The pro forma adjustment provides for statutory federal and state tax rates then in effect as though the Company had been subject to corporate income taxes for the periods presented.
The effective tax rates are 36% for three months ended September 30, 1998 and 1997.

     As a result of the factors discussed above, pro forma net income in the three months ended September 30, 1998 increased $51,869 or 15.2% compared to the same period in 1997. Pro forma net income per share increased to $0.08 or 15.2% in the three months ended September 30, 1998 from $0.07 during the same period of 1997.

Liquidity and Capital Resources

     The Company's principal capital needs arise from the development of new restaurants, and to a lesser extent, maintenance and improvement of its existing facilities. The principal sources of capital to fund these expenditures were internally generated cash flow, bank borrowings and lease financing. The following table provides certain information regarding the Company's sources and uses of capital for the Nine Months Ended September 30, 1998 and 1997.

                                                   Nine Months
                                                Ended September 30,

                                                1998           1997

Net cash provided by operations              $2,218,961     $2,720,787

Purchases or property and equipment           5,619,749      3,790,037

Net distributions of Members' equity            651,445        425,001

Net borrowings on long-term debt and
capital lease obligations                     3,360,462      1,348,019


     The  Company's   single   largest  use  of  funds  has  been
for capital expenditures consisting of land, building and equipment associated with its restaurant expansion program. The substantial growth of the Company over the period has not required significant additional working capital. Sales are predominantly cash and the business does not require the maintenance of significant receivables or inventories. In addition, it is common within the restaurant industry to receive trade credit on the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support sales increases.

     Capital expenditures and preopening cost for the remainder of 1998 are estimated to range from $300,000 to $400,000 for the initial development costs of restaurants expected to open in early 1999. In addition, the Company plans to spend approximately $60,000 during the remainder of 1998 to renovate and replace equipment in existing restaurants.

     The Company will utilize mortgage, sale/leaseback and landlord financing, as well as equipment leasing and financing, for a portion of the initial development costs of restaurants to be opened in early 1999. The remaining costs will be financed though available cash reserves, cash provided from operations and borrowing capacity. Management believes such sources will be sufficient to fund the Company's expansion plans for the remainder of 1998.

     The Company has a $5.0 million revolving credit facility with National City Bank (the "Credit Facility"). As of September 30, 1998, the Company had outstanding borrowings under the Credit Facility of approximately $4.2 million. The Credit Facility imposes restrictions on the Company with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures and the payment of dividends.

     In order to provide any additional funds necessary to pursue the Company's growth strategy, the Company may incur, from time to time, additional short and long-term bank indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Impact of Inflation

      The impact of inflation on the cost of food, labor, equipment, land and construction costs could affect the Company's operations. A majority of the Company's employees are paid hourly rates related to federal and state minimum wage laws. In addition, most of the Company's leases require the Company to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. Most of the leases also provide for increases in rent based on increases in the consumer price index when the leases are renewed. The Company may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in processing and cost controls and efficiencies at existing restaurants. Management believes that inflation had no significant impact on cost last year, primarily because the largest single item of expense, food costs, has remained relatively stable during this period.

Impact of Year 2000

     The Company has scheduled the replacement of certain of its older computer systems with hardware and software that has been certified to be Year 2000 compliant. The Company has also completed an assessment of its other computer systems and will modify or replace portions of its software so that its computer systems will function properly with respect to dates in or after the year 2000. The total Year 2000 project cost is estimated at approximately $270,000, which includes $255,000 for the purchase of new hardware and software that will be capitalized and $30,000 that will be expensed as incurred. As of September 30, 1998, the Company had not incurred any expense relating to the Year 2000 project.

     The project is estimated to be completed during August 1999, which is prior to any anticipated impact on its operating systems. The Company believes that as a result of the installation of new hardware, the modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, inability of its computer systems to function accurately could have a material impact on the operations of the Company.

     The costs of the  project  and the date on which the
Company  believes it will  complete  the Year  2000
modifications are based on management's best estimates, which were based on numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                       FINANCIAL STATEMENTS
                         TUMBLEWEED, INC

                          Balance Sheets

                           September 30, 1998             June 30, 1998

                                   (Unaudited)                   (Note)
Assets
 Cash                                     $130                     $130
                                     _________               __________
Total assets                              $130                     $130

Stockholders' equity
 Preferred stock, $.01 par value,
   5,000,000 shares authorized; no
   shares issued and outstanding          $---                     $---
 Common stock, $.01 par value,
   30,000,000 shares authorized;
   13 shares issued and outstanding          1                        1

   Paid-in capital                         129                      129
                                    __________               __________
Total stockholders' equity                $130                     $130
                                    __________               __________

Note: The balance sheet as of June 30, 1998 has been derived from the audited balance sheet as of that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See accompanying notes.

                                       FINANCIAL STATEMENTS
                                          TUMBLEWEED, LLC
                                 Statements of Income (Unaudited)


                                      Nine Months Ended       Three Months Ended
                                         September 30             September 30


                                      1998        1997         1998         1997
Revenues:
  Restaurant Sales               $20,064,352  $10,522,294  $10,516,721   $7,300,640
  Commissary Sales                   752,644      785,428      249,303      189,437
  Franchise fees and royalties       566,871      357,173      182,257      125,455
  Other revenues                     406,850      280,604      157,223       95,694
Total Revenues                    30,790,717   21,945,499   11,105,504    7,711,226



Operating Expenses:
  Restaurant cost of sales         8,470,147    6,072,111    3,084,617    2,171,263
  Commissary cost of sales           648,631      700,785      218,511      168,797
  Restaurant operating expenses   14,963,287   10,266,531    5,362,538    3,548,319
  Selling, general and
    administrative expenses        2,994,809    2,174,550    1,000,936      820,469
  Preopening amortization            537,319      437,428      230,411      128,170
  Depreciation and amortization    1,024,658      695,764      369,294      242,669
Total operating expenses          28,638,851   20,347,169   10,266,307    7,079,687

Income from operations             2,151,866    1,598,330      839,197      631,539

Other income (expense):
  Interest income                     45,827       46,827       14,799       15,185
  Interest expense                  (651,203)    (363,634)    (240,946)    (114,720)
Total other expense                 (605,376)    (316,807)    (226,147)     (99,535)

Net Income                        $1,546,490   $1,281,523     $613,050     $532,004

Pro forma income data:
  Net income as reported          $1,546,490   $1,281,523     $613,050     $532,004
  Pro forma income taxes            (556,736)    (461,348)    (220,698)    (191,521)
  Pro forma net income            $  989,754   $  820,175     $392,352     $340,483


  Pro forma net income per
  share-basic and diluted         $     0.19   $     0.16     $   0.08     $   0.07


 Shares used in computing pro
   forma net income per share      5,145,000    5,145,000    5,145,000    5,145,000

See accompanying notes.

                                            TUMBLEWEED, LLC
                                             Balance Sheets
                                                Pro Forma


                                September 30, 1998     December 31, 1997    September 30, 1998

                                    (UNAUDITED)                                 (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents          $255,335             $1,228,867             $255,335
  Accounts receivable                 308,793                346,700              308,793
  Note receivable from affiliate      100,000                100,000              100,000
  Inventories                       1,124,585                825,029            1,124,585
  Deferred preopening expenses        678,596                267,100              678,596
  Prepaid expenses                    324,687                282,590              324,687
Total current assets                2,791,996                282,590            2,791,996


Property and equipment, net        24,764,661             19,330,132           24,764,661
Note receivable from affiliate        300,000                300,000              300,000
Goodwill, net of accumulated
  amortization of $412,542 as of
  September 30, 1998 and
  $329,442 in 1997                  2,861,404              2,944,504            2,861,404
Other assets                          798,080                443,559              298,080

  Total assets                    $31,516,141            $26,068,481          $31,516,141

Liabilities, Redeemable
   Member's Equity, Members'
   Equity, and Retained Earnings
   (Deficit) and Pro Forma
   Stockholders' Equity

Current liabilities:
  Accounts payable                 $1,192,897             $1,174,645           $1,192,897
  Accrued liabilities               1,349,444                890,255            1,349,444
  Deferred income taxes                    --                     --                   --
  Current maturities on
    long-term debt and
    capital leases                    772,349                509,779              772,349
Total current liabilities           3,314,690              2,574,679            3,821,618

Long-term debt, less
  current maturities                9,171,945              5,750,841            9,171,945
Capital lease obligations,
  less current maturities           2,692,960              2,280,964            2,692,960
Deferred income taxes                      --                     --               92,526
Other liabilities                      98,087                118,584               98,087
Total long-term liabilities        11,962,992              8,150,389           12,055,518

Total liabilities                  15,277,682             10,725,068           15,877,136

Redeemable members' equity         25,454,335             23,419,738            7,137,648
Members' equity                         6,959                  6,959                   --
Retained earnings (deficit)        (9,222,836)            (8,083,284)                  --

Pro forma stockholders' equity
  Preferred stock, $.01 par value,
  5,000,000 shares authorized; no
  shares issued and outstanding            --                     --                   --
  Common stock, $.01 par value,
  30,000,000 shares authorized;
  5,145,000 shares issued and
  outstanding                              --                     --                   --
    Paid-in capital                        --                     --                   --
Total pro forma stockholder's
  equity                                   --                     --                   --
                                  $31,516,141            $26,068,481          $31,516,141


See accompanying notes.



                                 TUMBLEWEED, LLC
                       Statements of Cash Flows (Unaudited)

                                                         Nine Months Ended
                                                            September 30
                                                       1998            1997

Opening activities:
  Net income                                        $1,546,490      $1,281,523
  Adjustment to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                       910,447         590,753
    Amortization                                       114,211         105,011
    Preopening amortization                            537,319         437,428
    Loss on disposition of property and equipment        9,981          13,291
    Changes in operating assets and liabilities:
      Accounts receivable                               37,907         234,357
      Inventories                                     (299,556)        (56,783)
      Deferred preopening expenses                    (948,815)       (148,003)
      Prepaid expenses                                 (44,992)         64,925
      Other assets                                    (100,976)        (36,270)
      Accounts payable                                  18,253         (25,363)
      Accrued liabilities                              459,189         259,918
      Other liabilities                                (20,497)             --
      Net cash provided by operating activities      2,218,961       2,720,787

Investing activities:
   Purchases of property and equipment              (5,619,749)     (3,790,037)
Net cash used in investing activities               (5,619,749)     (3,790,037)

Financing activities:
  Proceeds from issuance of members' equity          1,162,929       1,776,357
  Distribution of members' equity                   (1,814,374)     (2,201,358)
  Proceeds from issuance of long-term debt           5,380,463       1,828,080
  Payments on long-term debt and capital
    lease obligations                               (2,020,001)       (480,061)
  Payment of public offering costs                    (281,761)        (35,860)
Net cash provided by financing activities            2,427,256         887,158

Net decrease in cash and cash equivalents             (973,532)       (182,092)

Cash and cash equivalents at beginning of period     1,228,867       1,031,709

Cash and cash equivalents at end of period            $255,335        $849,617

Supplemental cash flow information:
  Cash paid for interest, net of amount capitalized   $651,203        $363,634

Noncash investing and financing activities:
Property and equipment acquired by seller
  financing and capital lease obligation              $735,208              --

See accompanying notes.


                                 TUMBLEWEED, INC.

                       NOTES TO BALANCE SHEETS (Unaudited)
                                SEPTEMBER 30, 1998


(1)   DESCRIPTION OF BUSINESS

     Tumbleweed, Inc. (Company) was legally formed in December 1997 and capitalized on June 23, 1998 with the issuance of 13 shares of Company  common stock at $10 per share.  The Company has
entered into an agreement  with  Tumbleweed,  LLC, a Kentucky limited  liability  company  (Tumbleweed),  in which Tumbleweed will be merged  with and into  the  Company  subject  to the sale in an  initial  public offering  (IPO)  of at least  700,000 shares of the Company's common stock. Tumbleweed owns and operates 24 restaurants in Kentucky, Indiana and Ohio, and franchises an additional 12 restaurants in Indiana, Illinois, Tennessee and Wisconsin. Tumbleweed also licenses two restaurants in Germany and one in Saudi Arabia. The Company and Tumbleweed are sometimes hereinafter referred to collectively as the "Company".

(2)   BASIS OF PRESENTATION

     The accompanying unaudited balance sheet has been prepared in accordance with generally accepted accounting principles for
interim financial  information and with  the   instructions  to
Form 10-Q and Article 10 of Regulation S-X. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal accruals, considered necessary for a fair presentation have been included. The
September 30, 1998 balance sheet and footnote disclosures should be read in conjunction with the Form S-1 Registration
Statement (No. 333-37931) effective September 9, 1998.

     The Company's assets at September 30, 1998 consist solely of cash received in connection with the capitalization of the Company. The Company has not conducted any operations and all activities to date have related to the IPO and the anticipated merger with Tumbleweed. All expenditures related to the IPO have been funded and recorded by Tumbleweed.
Accordingly, statements of operations, changes in stockholders' equity and cash flows would not provide meaningful information and have been omitted.


                             TUMBLEWEED, LLC

                     NOTES TO FINANCIAL STATEMENTS

                     SEPTEMBER 30, 1998 (UNAUDITED)


(1)   BASIS OF PRESENTATION

     The accompanying financial statements have been prepared by the Company without audit, with the exception of the December 31, 1997 balance sheet which was derived from the audited financial statements included in the Company's Form S-1 Registration Statement. The financial statements include balance sheets, statements of income and statements of cash flows which have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. These financial statements, note disclosures and other information should be read in conjunction with the Form S-1 Registration Statement (No. 333-57931) effective September 9, 1998.

     In the opinion of management, the unaudited interim financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

(2)   SIGNIFICANT ACCOUNTING POLICIES

     In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position, "Reporting on the Cost of Start-Up Activities" (the "SOP") which requires adoption no later than the beginning of 1999. The Company's initial application of the SOP will require the write-off of deferred preopening costs ($678,596 at September 30, 1998) as of the date of adoption, and such write-off will be reported, on a net of tax basis, as the cumulative effect of a change in accounting principle. The Company is evaluating whether it will adopt this new standard in 1998 or 1999. After adopting the SOP, the Company will be required to expense preopening costs as incurred.

(3)   LONG-TERM DEBT

                                            September 30, 1998     December 31, 1997
Long-term debt consists of:
Secured $5,000,000 mortgage revolving
   line of credit note, bearing interest
   at prime rate plus .25% (8.50% at
   September 30, 1998), December 31, 2000       $4,192,147             $3,260,391
Secured mortgage note payable bearing
   interest of 8.75% payable in monthly
   installments through February 15, 2008        1,000,000                     --
Secured mortgage note payable bearing
   interest at prime rate plus 1.25%
   (9.50% at September 30, 1998), payable
   in monthly installments through
   November 27, 2016                               681,250                709,375
Secured mortgage note payable bearing
   interest at prime rate plus 1.00%
   (9.25% at September 30, 1998), payable
   in monthly installments through October
   1, 2017                                       1,089,611                133,937
Secured mortgage note payable bearing
   interest at commercial paper rate plus
   3.00% (8.30% at September 30, 1998),
   due January 1, 2005                           1,133,333              1,200,000
Secured mortgage note payable, bearing
   interest at commercial rate plus 3.10%
   (8.40% at September 30, 1998), due May 1,
   2005                                           707,778                      --
Other installment notes payable                   804,392                 733,280
                                                9,608,511               6,036,983

Less current portion                              436,566                 286,142

Long-term debt                                 $9,171,945              $5,750,841

The Company's property and equipment collateralizes long-term debt.

(4)   ACCRUED LIABILITIES

                                            September 30, 1998     December 31, 1997


Accrued liabilities consist of:
 Accrued payroll and related taxes               $821,968               $416,066
 Accrued insurance and fees                        46,569                120,800
 Accrued taxes, other than income and payroll     325,906                157,693
 Gift certificate liability                        35,908                127,922
 Other                                            119,093                 67,774
                                               $1,349,444               $890,255


(5)   RELATED PARTY TRANSACTIONS

     As of December 31, 1997, the Company had a capital investment in TW-Tennessee, LLC (TW-Tennessee) of $14,000. During the year the Company made an additional capital contribution of $23,700 bringing the total capital contribution to $37,700. Additionally, as of June 30, 1998, the Company had recorded minority share losses on its investment of $70,900. On September 30, 1998, the Company sold its 9.5% common member interest in TW-Tennessee for $25,000 to other members of TW-Tennessee, which resulted in a gain of $58,200 in the third quarter and a $12,700 loss on the Company's equity investment for the year.

     On September 30, 1998, the company entered into an agreement to purchase the land and building, including improvements, located at 3780 West Broad Street in Columbus, Ohio from West Broad Development, LLC, the lessor of the property. The purchase was made at fair market value supported by an independent appraisal. The Company, at the time of purchase, entered into a modification agreement with a local bank to modify an existing promissory note on the land and building. In modifying the promissory note the principal amount was increased to $1,000,000. At the time of the purchase, the Company terminated its capital lease obligation to West Broad Development, LLC.

(6)   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying pro forma balance sheet as of September 30, 1998 reflects the change in capitalization attributable to the conversion of the Company's members' interests into 5,145,000 shares of Tumbleweed, Inc. Common stock as if the IPO had closed on September 30, 1998 (excluding the effects of the offering proceeds). The pro forma balance sheet also reflects the deferred tax effects of the Company changing from a nontaxable to a taxable status. Such deferred tax effects will be included in income at the date the change in tax status occurs.

     Additionally, pro forma net income in the accompanying pro forma income data for the nine months and three months ended September 30, 1998 and 1997 reflects a pro forma adjustment to historical net income for federal and state income taxes at an assumed effective rate of 36%. Pro forma net income per share is computed based upon pro forma net income and the weighted average number of shares of common stock outstanding during the period assuming the conversion of the Company's members' interests into common stock as of the beginning of the period.